Exhibit 99.3

2 Wasatch Front Metro Facts Population: 1.95 million 36th largest metro area in US Includes 5 counties West of Wasatch range and is home to 76.1% of Utah's population Home ownership rate is 70% Median home price is $217,000 Salt Lake City's Little Cottonwood Canyon receives over 500" of snow annually Salt Lake City is Utah's capital and largest city with a population of 185,000 at an elevation of 4,330 feet

Wasatch Residential Builders

James Hardie





- **Location:** Midvale, UT
- **Start Date:** September, 2008
- **Total Opportunity:** 2+ mmsf ColorPlus® Siding and Trim over 3 sites
- **Build Out:** ~ 3 years
- **Project Story:**
  - Primed fiber cement was incumbent
  - ColorPlus® value proposition aligned well with "Buy and Hold" developer's first NC project
  - Combination of high paint costs and channel efficiencies made a compelling economic argument

3

4 Weyerhaueser Salt Lake City Location: Salt Lake City Issue: The traditional dealer channel is unable to meet the inventory demands necessary for ColorPlus in UT Need: A partner to aggregate volume in a single location Solution: Weyerhaeuser SLC Well aligned with local builders Understand "job-pack" mechanics Have had inventory for six months 84 SKUs and 250 msf on the ground at any given time ground at any given time ground at any given time ground at any given time ground at any given time ground at any given time ground at any given time ground at any given time ground at any given time ground at any given time ground at any given time ground at any given time ground at any given time ground at any given time ground at any given time ground at any given time ground at any given time

Woodside Homes: Hunter's Creek

James Hardie





- **Builder:** Woodside Homes
  - Third largest builder in UT
  - Priced from, $252,000 to $365,000
- **Location:** Farmington, UT
- **Developer:** Woodside
- **Project Scope:** 25 additional homes in this development
- **Project Story:**
  - 4 year old project that began clad nearly exclusively in stucco
  - Primed fiber cement was an $8000 option
  - HHP enabled ColorPlus® to be a nominal upgrade to the buyer ($800)
  - 22 of last 25 homes built are full wrap ColorPlus®, in the development's most successful year to date

5